Teradata Corporation
10000 Innovation Drive
Dayton, OH 45342

March 30, 2017

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Teradata Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-33458

Dear Ms. Collins,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated March 16, 2017 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2016, filed on February 27, 2017 (the “2016 Form 10-K”) and its Form 8-K filed on February 9, 2017 (File No. 001-33458). The comment from the Comment Letter is included below in bold. The Company’s response follows the comment.

Form 10-K for the Fiscal Year Ended December 31, 2016
Business, page 4

1.	Please tell us what consideration was given to providing the backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Response:

The Company does not believe that total backlog is material to an understanding of the our business taken as a whole, as contemplated by Item 101(c)(1)(viii) of Regulation S-K. The level of backlog and the trend in backlog at any particular time has not been indicative of future revenue, since historically a large portion of our business each quarter is generated by orders that are sold and fulfilled within the same reporting period. Therefore, the amount of backlog that is not already recorded in deferred revenue has not been material for an understanding of our business and is not a meaningful indicator of future financial results. However, as the Company continues to execute on its business transformation strategy, we expect revenue to shift from upfront revenue that is sold and recognized in the same reporting period to longer-term contracts, such as subscription-based licenses, rentals of hardware/software, and cloud services that are recognized as revenue over time. As a result of this expected shift in the business and the new disclosure requirements under Accounting Standards Codification 606 – Revenue from Contracts with Customers (“Topic 606”) that will be effective January 1, 2018, the Company confirms that it will disclose total backlog in its next annual filing along with qualifying information to explain that backlog may not be indicative of revenue for any future period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.
We note that on slide 20 of your November 17, 2016 Investor Day Presentation you indicate that renewal rates are a quarterly metric used to track success. On page 14 you discuss the importance of renewals for your maintenance and upgrade revenues as well as subscription licenses, hosting arrangements and software as a service arrangements. Please tell us how you monitor renewals and customer retention in managing your business and tell us what consideration was given to quantifying your renewal or customer retention metrics, if available. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Response:

Among other metrics, for purposes of gauging the success of our business, the Company has historically monitored renewal rates and customer retention, including annual contract renewals at the contractually prescribed rate along with customer erosion, expansions and cancellations. The Company has historically considered disclosing renewal rates; however, because the numbers of customers that fail to renew at the contractual rate have not historically varied, the Company has not previously disclosed renewal rate information. At the Investor Day Presentation, we provided a summary of potential metrics that we were considering providing to investors to track our transformation progress, and indicated at that time that the actual metrics that we eventually provide may evolve as we get more experience as to how our new strategic business model is progressing. Since that time, and through the date of filing of our 2016 Form 10-K, the Company has been building the necessary requirements, processes, and procedures to report on various new financial and performance measures. The Company disclosed and defined the key financial and performance measures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Transformation” in its 2016 Form 10-K that management currently believes will be the most meaningful for tracking the Company’s progress toward achieving our strategic business transformation objectives. The Company is still in the process of determining what financial and performance measures will be reported on a quarterly or annual basis going forward and also which additional measures may be helpful to investors in providing greater transparency regarding the progress we are making in our business transformation. Once these determinations are made, the Company will disclose those financial and performance measures in future periodic filings in order to provide additional information to investors regarding our transformation initiatives and to help investors better understand the Company’s results of operations.

Results from Operations for the Years Ended December 31, 2016, 2015 and 2014
Revenue, page 32

3.
As part of your business transformation discussion, you refer to increasing your recurring revenue over time. On your fourth quarter earnings call, management states that recurring revenues were 43% of 2016 revenues and that these revenues are expected to be “in the high 40s” in 2017. Considering the importance of increasing recurring revenues as part of your business transformation plan, please tell us what consideration was given to quantify the percentage of recurring revenues for the periods presented. Such disclosure should be accompanied by an explanation of what revenues you consider to be recurring and information to understand the typical length of such arrangements.

Response:

The Company is in the early stages of its transformation strategy and is just now starting to see customers shift to the new deployment offerings that recognize revenue over time (recurring revenue). As a result, the Company did not believe this information was meaningful at the time of its 2016 Form 10-K filing to the understanding of our business or measuring the success of our transformation strategy, considering that most of our recurring revenue related to traditional software maintenance and upgrades and not to our new deployment offerings. Going forward, the Company will define which revenues are considered recurring revenue for purposes of measuring the progress we are making in our business transformation and anticipates that it will begin reporting on certain financial and performance measures, including Annual Recurring Revenue and Recurring Revenue as a percent of Total Revenue or similar measures, in its next periodic filing. In addition, the Company is also considering the impact that Topic 606 may have on these financial and performance measures, such as subscription-based licenses being recognized upfront instead of over time, and will make any adjustments to our metrics after the adoption of Topic 606 in order to continue to have disclosures that are meaningful to investors.

Form 8-K filed February 9, 2017

4.
We note that you separately adjust for the change in U.S. Tax Law in your non-GAAP reconciliations but appear to show all other adjustments net of tax. Please present the income tax effects of your non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments in your next earnings release. Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company will undertake in applicable future earnings releases to present the income tax effects of its non-GAAP adjustments as a separate line item adjustment and provide an explanation of how taxes on non-GAAP adjustments are calculated.

* * * * *

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please do not hesitate to contact me at (678) 577-5902 if there are any comments or questions concerning the forgoing or if we can be of assistance in any way.

Sincerely,

/s/ Stephen M. Scheppmann_
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer
Teradata Corporation

cc:    Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
Victor L. Lund, Director, President and Chief Executive Officer
James M. Ringler, Chairman of the Board of Directors